Exhibit 99.1

Press release

Biophytis announces the launch of a rights issue
with maintenance of shareholders’ preferential subscription rights to continue the execution of its strategic roadmap

▪	Public offering of ABSARs: new shares with redeemable share subscription warrants (BSARs)
▪	Subscription price: €0.0093 per new share each with a subscription warrant
▪	Subscription ratio: 3 ABSARs for 8 existing shares
▪	Trading period for the preferential subscription rights: from October 26, 2023 to November 9, 2023 inclusive
▪	Subscription period: from October 30, 2023 to November 13, 2023 inclusive
▪	Subscription commitments: €1,960,000 or 75% of the issue

Paris (France) and Cambridge (Massachusetts, United States), October 23, 2023 – 07:00 – Biophytis SA (Nasdaq CM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, is today announcing the terms of a rights issue set to raise around €2.6 million. It is structured as an issue of shares with redeemable share subscription warrants (ABSARs) with maintenance of shareholders’ preferential subscription rights. The size of the issue may be increased to around €3 million if the extension option is exercised in full, based on the Third Resolution of the Shareholders’ General Meeting of April 17, 2023 (the “Offering”).

Subscription commitments of €1.96 million made notably by Stanislas Veillet, Biophytis’ founder and its Chairman and Chief Executive Officer, as well as by other investors, guarantee that this issue will go ahead. Amid the current challenging environment for the industry, the issue’s guarantee arrangements represent a genuine success, proving the market’s continuing confidence in Biophytis’ development prospects.

For further information about the terms and conditions of the offering, please consult the relevant page on the Company’s website.

Objectives of the Offering

This operations aims to support the continued execution of Biophytis’ strategic roadmap. The funds raised will strengthen Biophytis' cash position and will be used to pursue the development of its drug candidate, Sarconeos (BIO101) in its first two indications.

•	COVA program in severe forms of COVID-19: with the positive results obtained in the phase 2-3 COVA study, Biophytis is one of the few European companies to have obtained proof of efficacy in patients suffering from severe forms of COVID-19. Biophytis is in discussions with the European and US regulatory agencies to define the conditions for market access and to extend the scope of its indication to other respiratory viral pathologies such as influenza.

•	SARA program in sarcopenia: Biophytis has received authorization from the American and Belgian health authorities to start the SARA-31 clinical trial, which will be the first phase 3 study ever launched in sarcopenia, a disabling pathology affecting a large population of seniors. Biophytis is actively seeking global or regional partners to conduct this study and support its development.

Considering the net proceeds of this transaction, as well as the bond financing line in place with Atlas Capital, which may give rise to additional financing of 20 million euros, the Company can ensure the continuity of its operations for at least the next 12 months.

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Main terms of the Offering

This public offering involves the issue of new shares, each carrying one (1) redeemable share subscription warrant (the “BSARs” and, together with the new shares, the “ABSARs”), to be subscribed in cash, in connection with a rights issue for shareholders, in a gross amount (including issue premium) of €2,613,101.03 euros through the issue of 280,978,605 ABSARs, which may be increased to a maximum of €3,005,066.17 through the issue of 323,125,395 ABSARs, in the event that the extension option is exercised in full, at a unit price of €0.0093 per ABSAR and a subscription ratio of 3 ABSARs per 8 existing shares.

The BSARs may be exercised at any time up until December 31, 2026 (inclusive). 1 BSAR will carry the right to subscribe to 1 new share (the “Exercise Ratio”), in return for payment of an exercise price of €0.012.

Furthermore, the Company may decide, at its own discretion, at any time, from the issue of the BSARs through until the end of the exercise period for the BSARs on December 31, 2026, to redeem early all the BSARs still outstanding at a unit price of €0.0001 provided that the average (weighted by trading volumes of Biophytis shares on the Euronext Paris market) (VWAP) is equal to or higher than €0.0240 in five (5) trading days within a period of ten (10) consecutive trading days, and three (3) business days before the issuer publishes the redemption notice in the French Bulletin of Obligatory Legal Announcements (BALO). Should the Company proceed with the redemption of the BSARs, BSAR holders may avoid this redemption by exercising their BSARs at the exercise price set on that date per new share before the date set for the redemption and thereby secure the economic benefit of exercising the BSARs.

Should the BSARs be exercised in full at an exercise price of €0.012 per new share, the gross amount of the additional increase in capital would be €3,371,743.26, which may be increased to a maximum of €3,877,504.74 if the extension option is exercised in full in connection with the issue of ABSARs.

Each of the Company’s shareholders will have 1 preferential subscription right per share added to their securities account at the close of business on October 25, 2023. Each Biophytis shareholder will be entitled to subscribe by way of right to 3 ABSARs for every 8 existing shares held, that is 8 preferential subscription rights will entitle the holder to subscribe to 3 ABSARs at a price of €0.0093 per ABSAR.

At the same time as applying for subscription by way of right, each holder of preferential subscription rights will be able to subscribe to as many excess ABSARs as they wish, in addition to the number of ABSARs resulting from the exercise of their preferential subscription rights by way of right. Any ABSARs not subscribed by way of right will be divided up and allotted to subscribers for excess securities. Subscription orders for excess securities will be met up to the number requested prorated according to the number of existing shares to which the rights have been used in support of their subscription by way of right.

As well as the option of subscribing by way of right and for excess securities according to the terms and arrangements set out hereinabove, any natural or legal person, whether or not they hold preferential subscription rights, may subscribe for the Rights Increase on an unrestricted basis. Persons wishing to subscribe on an unrestricted basis will have to send their request to their authorised financial intermediary at any time during the subscription period and pay the corresponding subscription price. Pursuant to the provisions of Article L. 225-134 of the French Commercial Code, subscriptions on an unrestricted basis will be taken into account only if subscriptions by way of right and for excess securities do not cover the total amount of the Offering, it being specified that the Board of Directors will have the option of freely allocating the ABSARs not subscribed for, in full or in part, to the persons (shareholders or third parties) of their choosing who have submitted subscription requests on an unrestricted basis.

Based on the closing price of Biophytis shares on October 20, 2023, i.e., €0.0093:

▪	the subscription price of €0.0093 per ABSAR is equal to the market price and does not show any discount to the market price or to the theoretical value of the ex-rights of the share (€0.0093);

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▪	the theoretical value of a New Share (€0.0072), excluding the theoretical value of the BSAR attached to a New Share (€0.0021), represents a discount of 22.6% to the share price and the theoretical ex-rights value of the share (€0.0093);
▪	the theoretical value of the ex-rights share does not show any discount to the market price;
▪	the theoretical value of the preferential subscription rights stands at €0.0001.

The preferential subscription rights will be negotiable on Euronext Paris from October 26, 2023 until November 9, 2023 inclusive under ISIN code FR001400LN87. The subscription period will run from October 30, 2023 to November 13, 2023 inclusive according to the indicative timetable.

The new shares and the BSARs will be admitted to trading on the regulated market of Euronext Paris effective November 22, 2023. The new shares will be admitted to trading on the same line as the existing shares under ISIN code: FR0012816825 and the BSARs will be admitted on a separate line under ISIN code: FR001400LN79.

Periodic requests will be made concerning new shares arising from the exercise of the BSARs for their admission to trading on the Euronext Paris market on the same trading line as the Company’s existing shares under ISIN code FR0012816825.

Timetable for the issue

Oct. 20, 2023	Decision by the Company’s CEO to proceed with the issue and to set the definitive terms and conditions for the issue
Oct. 23, 2023	Press release by the Company presenting the main features of the Rights Issue Notice of the issue published by Euronext Paris
Oct. 25, 2023	Publication in the BALO of the notice of the issue pursuant to Article R. 225-120 et seq. of the French Commercial Code
Oct. 26, 2023	Detachment of preferential subscription rights (before the market opens) Beginning of the exercise period for preferential subscription rights
Oct. 30, 2023	Beginning of the subscription period for the Rights Issue
Nov. 9, 2023	End of the trading period for preferential subscription rights
Nov. 13, 2023	Close of the subscription period for the Rights Issue
Nov. 20, 2023

Possible exercise of the Extension Option

Press release by the Company concerning the results of the subscription

Release by Euronext Paris of the admission notice for the New Shares indicating the definitive amount of the Rights Issue and also the ratio for subscriptions for excess securities.

Nov. 22, 2023	Issue of New Shares Settlement-delivery of the Issue Admission of the New Shares to trading

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The subscription period for the Rights Issue will commence on October 30, 2023 and end at the close of trading on November 13, 2023. Listing and trading of preferential subscription rights on the Euronext Growth Paris market (ISIN code FR001400LN87) will begin on October 26, 2023 and end at the close of trading on November 9, 2023. Any preferential subscription rights not exercised by the end of the subscription period will immediately become null and void.

Settlement-delivery and admission to trading of the New Shares and the share subscription warrants on the Euronext Paris market are scheduled for November 22, 2023. The New Shares will carry dividend rights immediately and entitle their holders from issue onwards to all distributions decided upon by the Company from that date.

Prospectus

As the issue is less than €8,000,000, there is no requirement for a prospectus.

Subscription commitments and guarantees received

As of the date of this press release, the Company has the following subscription and guarantee commitments:

▪	Stanislas Veillet, founder and Chairman and Chief Executive Officer of the Company, has undertaken to subscribe to the Offer in the amount of €100,000.
▪	A group of investors (the “Investors”) have irrevocably undertaken to subscribe to a maximum of €1,860,000 of ABSARs not subscribed at the end of the subscription period by way of right or in respect of excess securities, to proceed with the rights issue at 75%, equal to the issuing of 210,733,954 ABSARs, corresponding to an Offer of approximately €1.96 million.

In return for their undertaking to subscribe to shares as a guarantee, the Investors will receive a commission fee equal to 7% of their guaranteed commitments.

All subscription and guarantee commitments received therefore concern a total of €1,960,000 corresponding to 75% of the Offer.

The Issue is not subject to a performance guarantee.

Risk factors

The main risk factors relating to the issue are as follows:

•	the market for preferential subscription rights may offer only limited liquidity and be subject to a high level of volatility;
•	shareholders who do not exercise their preferential subscription rights would see their stake in the Company’s share capital diluted;
•	the market price of the Company’s shares may fluctuate and fall below the subscription price of the New Shares;
•	the volatility and liquidity of the Company’s shares may fluctuate significantly;
•	if the market price of the Company’s shares falls, the value of preferential subscription rights could fall;
•	the Rights Issue is not subject to a performance guarantee and investors who have acquired preferential subscription rights could sustain a loss equal to the price of acquiring these preferential subscription rights.

Before deciding to invest, Investors are asked to familiarise themselves with the risks described in the Company’s 2022 annual financial report, available on the Company’s website.

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Dilutive impact

Impact of the issue on consolidated equity per share

As an indication, the impact of the Rights Issue on the percentage of consolidated equity per share would be as follows:

Percentage of equity per share (in euros)

	Undiluted[1]	Diluted[2]
Before issuing of New Shares resulting from the Rights Issue	(0.0045)	(0.0034)
After issuing of 280,978,605 New Shares resulting from the Rights Issue	(0.0007)	(0.0006)
After issuing of 323,125,395 New Shares resulting from the Rights Issue if the extension option is exercised in full	(0.0015)	(0.0012)
After issuing of 210,733,954 New Shares resulting from the Rights Issue if the Rights Issue is limited to 75%	(0.00033)	(0.00027)

Impact of the issue on the position of a Company shareholder

As an indication, the impact of the Rights Issue on the equity interest of a shareholder holding 1.00% of the Company's share capital prior to the Rights Issue and not subscribing to the issue would be as follows:

Shareholder's interest (%)

	Undiluted[3]	Diluted[4]
Before issuing of New Shares resulting from the Rights Issue	1.00%	0.77%
After issuing of 280,978,605 New Shares resulting from the Rights Issue	0.73%	0.60%
After issuing of 323,125,395 New Shares resulting from the Rights Issue if the extension option is exercised in full	0.78%	0.63%
After issuing of 210,733,954 New Shares resulting from the Rights Issue if the Rights Issue is limited to 75%	0.70%	0.58%

12-month net working capital statement

The Company certifies that, in its view, the Group's net working capital, before considering the net proceeds of the Capital Increase and the possibility of issuing convertible bonds under the Atlas contract, is sufficient to meet its obligations for the next twelve months from the date of the Capital Increase.

1 Based on consolidated negative equity of €3.354 million as of June 30, 2023.

2 As of September 30, 2023, there were 223,205,234 shares to be created from the potential exercising of marketable securities giving access to the share capital.

3 Based on consolidated negative equity of €3.354 million as of June 30, 2023.

4 As of September 30, 2023, there were 223,205,234 shares to be created from the potential exercising of marketable securities giving access to the share capital.

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

Contacts

Investor Relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

Disclaimer

This press release does not constitute an offer to sell or buy shares, and there will be no selling of ordinary shares in a state or jurisdiction where such an offer, solicitation or sale would be unlawful prior to qualification under the securities laws of such state or jurisdiction.

Distribution of this press release may be subject to specific regulations in certain countries. Individuals in possession of this document are required to inform themselves of and comply with any local restrictions.

This press release constitutes a promotional communication and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003, as amended, in particular by Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010, as amended and as implemented by each of the Member States of the European Economic Area (the “Prospectus Directive”).

As regards Member States of the European Economic Area other than France (the “Member States”) that have implemented the Prospectus Directive, no action has been taken or shall be taken to allow for an offer to the public of the securities referred to in this press release requiring the publication of a prospectus in any Member State. As a result, the securities may be offered in Member States only: (a) to legal persons who are qualified investors as defined in the Prospectus Directive; or (b) in other cases not requiring the Company to publish a prospectus pursuant to the Prospectus Directive and/or applicable regulations in this Member State, provided that such an offer does not require the Company to publish a supplement to the prospectus in accordance with the requirements of the Prospectus Directive.

This press release and the information it contains do not constitute an offer to buy or sell securities or an invitation to buy or subscribe to securities or an invitation to sell securities in the United States, the United Kingdom, Canada, Australia, Japan or any other jurisdiction in which the issue may be subject to restrictions. This press release must not be published, released or distributed, directly or indirectly, in the United States, the United Kingdom, Canada, Australia or Japan.

The securities concerned by this press release have not been and shall not be registered within the meaning of the US Securities Act of 1933 as amended (the “US Securities Act”) and may not be offered or sold in the United States without registration or exemption from the requirement to register in accordance with the US Securities Act.

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